

TA Fintech Inc.

Amendment to Regulation Crowdfunding Form C-AR Annual Report

October 9, 2024

TABLE OF CONTENTS

About this Form C-AR

TA Fintech Inc. ("TA Fintech" or the "Company"), having offered and sold securities in reliance of 15 U.S.C. 77d(a)(6) and in accordance with 15 U.S.C. 77d–1 and Regulation Crowdfunding, filed an annual report (the "Form C-AR," or the "Annual Report") on April 29, 2024 to disclose certain updates about the Company. This is an amendment to the Form C-AR filed April 29, 2024.

Form C-AR Summary

The Company

Company	TA Fintech Inc. ("the Company," "the Issuer," or "Trade Algo")
Form of Organization	Corporation
State of Jurisdiction	Delaware
Date of Organization	September 24, 2021
Physical Address	401 Park Avenue S., Floor 10, Ste. 202, New York, NY 10016
Company Website	www.tradealgo.com
Offering Website	https://www.investintafintech.com/
Number of Employees	12
Fiscal Year End	December 31

Directors and Officers of the Company

Director

Name	Jonathan Stone
Current Position and Title	Director, Secretary, Treasurer
Responsibilities	Conducting and managing the business affairs of the Company.

Date of Board Service	September 2021 – present
Principal Occupation	CEO of the Company

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES HELD	DATES
Trade Algo	CEO	Financial data and analysis; responsibilities include conducting and managing the business affairs of the Company	September 2021 – present
Service Benefits LLC	Sales Consultant	Corporate sales; responsibilities included reaching out to prospective clients, scheduling demos, and training account executives	July 2020 – May 2021
JS Trading Enterprises Inc.	President	Providing corporate support, marketing, and human resources services; responsibilities include conducting and managing the business affairs of the Company	November 2018 – Present
Sat Stack, Inc.	President	Data access and consulting services; responsibilities include conducting and managing the business affairs of the Company	February 2022 – Present

Officer

Name	Jonathan Stone
Current Position and Title	Chief Executive Officer ("CEO"), President, and Founder
Responsibilities	Responsible for setting the strategy, operations, and financial goals of the Company
Date of Service	September 2021 – present

Principal Occupation	CEO of the Company

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES HELD	DATES
Trade Algo	CEO	Financial data and analysis; setting the strategy, operations, and financial goals of the Company	September 2021 – present
Service Benefits LLC	Sales Consultant	Corporate sales; responsibilities included reaching out to prospective clients, scheduling demos, and training account executives	June 2020 – May 2021
JS Trading Enterprises Inc.	President	Providing corporate support, marketing, and human resources services; responsibilities include conducting and managing the business affairs of the Company	November 2018 – Present
Sat Stack, Inc.	President	Data access and consulting services; responsibilities include conducting and managing the business affairs of the Company	February 2022 – Present

Biographical Information

JONATHAN "JON" STONE

Jon Stone, a serial entrepreneur, has established several businesses, and spearheaded innovative technologies to increase market clarity and efficiency. As a graduate of ASU, Jon holds an interest in leadership and management philosophy, drawing inspiration from the teachings of Jack Welch. He has pursued blockchain technology studies at MIT Sloan School of Management, learning from the economics scholar, Professor Christian Catalini.

Principal Security Holders of the Company

NAME OF OWNER	NUMBER AND CLASS OF SECURITIES NOW HELD	% OF VOTING POWER
Jonathan Stone	113,328,000 shares of common stock	76.33%

Business of the Company

Business Summary

TA Fintech, Inc. (the "Company" "Trade Algo" or "TA") is a corporation organized under the laws of the state of Delaware. Trade Algo aims to enable individuals and institutions to confidently make data-driven investment decisions by identifying dark market data analytics and providing equitable access to disparate financial APIs and portfolio data. TA Fintech Inc. was initially organized as Broad Bold Park, Inc., a Delaware Corporation on September 24, 2021 and was later changed to TA Fintech Inc. to further align the brand with the Fintech category in which it operates.

Since 2021, the Company's business consists of a SaaS software model focused on providing market data services and solutions to retail investors, RIA's and hedge funds. The Company's market analytics are sold online in North America and through affiliate partnerships with financial media companies as well as a direct-to-consumer businesses model.

The Company has a software development team building tools that increase financial transparency for retail investors. The Company's investment technology captures market-moving data that is not commonly available to all investors. The Company provides a wide range of market data including a vast amount of historical data for the US market updated in real-time. End-of-day tick-level data for international markets available and consolidated US Equities from all major markets in real-time. The Company's proprietary software includes a real-time option radar with our comprehensive technical and fundamental market analysis algorithm showing greeks & implied volatility of the underlying asset expected.

Through the Company's ATS data algorithm, it offers visualization off exchange market liquidity trading that occurs away from traditional stock exchanges in near real time.

The company has one office location: 401 Park Avenue South, 10th Floor, Suite 202, New York, NY 10016.

Current stage and roadmap

The Company continues to expand its employee team and diversify its customer base. Furthermore, the Company intends to expand its offerings of products and services over the next six (6) to twelve (12) months.

Competition

Financial market desktops users totaled over 1.7 million in 2002, led by FactSet, Platts, Morningstar and S&P Global Market Intelligence, with Refinitiv and Bloomberg remaining the largest providers. Global spending on financial market data is expected to exceed historical growth rates, with 56% of respondents in Burton-Taylor's Financial Market Data 2021 Kick-off survey expecting spending to be much higher or moderately higher than the 5-year CAGR of 4.0%.[1]

The Company has several major competitors in the market data category. Some of the top competitors in the industry include: Bloomberg, Dow Jones/Factiva, FactSet, FIS MarketMap, ICE (Pricing & Analytics+ Desktop), IRESS, IHS Markit, Moody's Analytics, Morningstar, Quick, S&P Global Market Intelligence, SIX Financial, and Refinitiv. Bloomberg is the industry leader and the Company's primary competition in the market data industry.

Bloomberg ranks 1st in global revenue in all user groups except Investment Bankers/Corporate Financiers and Research Analysts (where S&P Global Market Intelligence leads.) Refinitiv also owns significant market share and holds the top spots in Investment Banking and FX/Treasury Sales & Trading and Platts remains the leader in the Energy data segment. Moody's Analytics and TP ICAP are the fastest growing companies in most categories, as measured by five-year growth rates. The financial market data/analysis industry generates $32 + billion in revenue although not all providers experience equal success.

Risk Factors

The Company is required to identify risks that are specific to its business and financial condition; the risks discussed herein may or may not be unique to the Company. Like other companies, the Company is subject to general economic risks, as well as industry-specific risks and situational risks. These include risks relating to economic downturns, political and economic events, and others. Additionally, early-stage companies are inherently more risky than more developed companies.

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[1] Burton-Taylor's Financial Market Data

https://www.prnewswire.com/news-releases/burton-taylor-releases-annual-financial- market-dataanalysis-industry-vendor-rankings-30l l l932S.html

You should consider the general risks as well as specific risks when deciding to make an investment.

Economic Risk Factors

MARKET, INFLATION, AND INTEREST RATE

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

FORCE MAJEURE

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

COVID-19

COVID-19 or similar public health emergencies may impact the Company's ability to fulfill contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Vendors may experience unexpected financial difficulties given unemployment rates and illness amongst employees and thus default on or delay their contractual obligations which in turn would impact the Company's to meet its obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Industry Risk Factors

FAILURE TO PROTECT PROPRIETY RIGHTS

If we fail to adequately protect our proprietary rights in our ratings algorithms and other proprietary technologies, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology, including our ratings algorithms. We expect to file for patent protection of our existing algorithms and for any similar technologies we develop in the future but there is no assurance that any patents ultimately will be issued.

We also expect to file for copyrights, trademarks, service marks to protect our branding assets. We will continue to rely on trade secret laws and contractual provisions to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. Any patents issued in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Any of our patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated through administrative process or litigation. There can be no guarantee that others will not independently develop similar products, duplicate any of our products, or design around our patents. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content, and affect our ability to compete in the marketplace, which could have a material adverse effect on our business, financial condition or results of operations.

SENSITIVE DATA LIABILITY

We could face liability for the information and data we collect and distribute or the reports and other documents produced by our software products. We may be subject to claims for securities law violations, defamation (including libel and slander), negligence, or other claims relating to the information we publish, including our research, rankings and ratings. For example, investors may take legal action against us if they rely on published information that contains an error, or a company may claim that we have made a defamatory statement about it or its employees. Despite disclaimers on our website that notify users of our platform that the information we publish is solely for informational purposes and that our qualitative and quantitative ratings should not be considered as investment recommendations, there is the risk that subscribers may pursue claims against us for losses that may have some connection to our products under various legal theories, including violations of securities laws. We could also be subject to claims based on the content that is accessible from our website through links to other websites. We rely on a variety of third-party sources as the original sources for the information we incorporate in our published data. Accordingly, in addition to possible exposure for publishing incorrect information that results directly from our own errors, we could face liability based on inaccurate data provided to us by others.

Any claims against us, whether meritorious or not, could result in substantial costs and may divert management's attention and resources, which might seriously harm our business, overall financial condition, and operating results and may damage our reputation and brand. In addition, an adverse outcome in any such proceeding could involve substantial awards against us. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition and operating results.

FAILURE TO STAY COMPETITIVE

The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed. We believe that we are the first organization to offer research, analytics tools and ratings for the online private markets. We also believe that the market for our products will continue

to grow and that the growth of the market will prompt other companies to develop and market products such as those we offer. We expect that our competitors may range from start-up organizations to large financial services institutions that internally develop products that compete with our products directly or that are superior to ours.

We expect that many of our potential competitors will have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets, and greater resources than us. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements.

For these reasons, we may not be able to compete successfully against our future competitors, which would harm our business, operating results and financial condition.

DEPENDENCE ON STRATEGIC PARTNERSHIPS

Our growth will depend, in part, on our entry into strategic partnerships with financial services institutions and other financial professionals. One of growth strategies entails entering into partnerships or other arrangements with financial services institutions and other financial professionals that will make our products available to their customers. We expect that establishing strategic partner relationships with financial services institutions will require extensive sales efforts, with little predictability as to whether a relationship develops. Our small size and short operating history may prove to be impediments to these organizations entering into agreements with us. We also may face competition for strategic partnerships with financial services institutions and these organizations may favor our competitors' products or services over our platform. Further, financial services institutions that we expect to target have significantly greater resources than we do and could choose to develop their own solutions and compete with our products directly. Moreover, certain financial services institutions may elect to focus on other market segments. If we are unsuccessful in establishing relationships with strategic partners, our subscriber may not grow as quickly as we expect or at all and our business and results of operations may suffer.

SERVICE INTERRUPTIONS

Interruptions or delays in the services provided by internet service providers could impair the delivery of our products and our business could suffer.

We host our platform using third-party cloud infrastructure services. We therefore depend on our third-party providers' ability to protect their data centers against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. Our operations depend on protecting the cloud infrastructure hosted by such providers by maintaining their respective configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and transmitted by third-party internet service providers. We cannot assure you that we will not experience interruptions or delays in our service. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services we use. Any prolonged service disruption affecting our platform for any reason could damage our reputation with current and potential subscribers, cause us to lose subscribers, or otherwise

harm our business. Currently, we do not have insurance that covers interruptions to our business as a result of third-party failures.

Our platform is accessed by many subscribers, often at the same time. As we continue to expand the number of our subscribers and products available to our subscribers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, internet service providers, or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to data centers, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services.

We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our platform to meet the demands of this market, our revenue may decline or fail to grow, and we may incur additional operating losses.

FAILURE TO RESPOND TO TECHNOLOGICAL CHANGE

Failing to respond to technological change, keep pace with new technology developments, or adopt a successful technology strategy may negatively affect our competitive position and business results.

We believe the technology landscape has been changing at an accelerating rate over the past several years. Changes in technology are fundamentally changing the ways investors access data and content. Examples include the shift from local network computing to cloud-based systems, the proliferation of wireless mobile devices, rapid acceleration in the use of social media platforms, the dissemination of data through application programming interfaces (APIs) that permit real-time updating rather than raw data feeds, and the proliferation of machine learning and other artificial intelligence technologies. While some changes in technology may offer opportunities for us, we cannot guarantee that we will successfully adapt our product offerings to meet evolving customer needs. If we fail to develop and implement new technology rapidly enough, we may sacrifice new business opportunities or renewals from existing customers. We may also incur additional operating expenses if major software projects take longer than anticipated. Our technology is also heavily dependent on the quality and comprehensiveness of our data and our ability to successfully build analytics, research, and other intellectual property around that data. Our competitive position and business results may suffer if we fail to develop new technologies to meet customer demands, if our execution speed is too slow, if we adopt a technology strategy that does not align with changes in the market, or if we fail to realize the value and potential of our data assets.

Company Risk Factors

LIMITED OPERATING HISTORY

The Company and its business plans, the contractual relationships required, and other components that will make the Company a success are continuing to be developed, in part, with the proceeds of the

Offering. The Company, which was organized in 2021 has limited operational history. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, regardless of the experience of the management team. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

NECESSITY FOR NEW SUBSCRIBERS

If we are unable to attract new subscribers or convert free tier subscribers into paying subscribers, our revenue growth and operating results will be adversely affected. To increase our revenue, we must continue to attract new paid subscribers. As our industry evolves and new companies enter the market with new product and service offerings, or competitors introduce lower cost or differentiated products or services that are perceived to compete with our products, our ability to grow our subscriber base could be impaired. Similarly, subscriptions could be adversely affected if subscribers perceive that alternative products render our products obsolete or reduce the need for our products or if they prefer to use products offered by other companies.

One of our marketing strategies is to offer a free entry level tier to our platform to generate interest in the paid subscription tiers. Many of our subscribers start by subscribing for our free tier service. Converting these subscribers to paid subscribers often requires follow-up and engagement. Most free tier subscribers never convert to a paid subscription. As a result of these and other factors, we may be unable to attract new paying subscribers, which would have an adverse effect on our business, revenue, gross margins, and operating results.

RETENTION OF CURRENT SUBSCRIBERS

If we are unable to retain our current subscribers or sell paid tier products to them, our revenue growth will be adversely affected. To increase our revenue, in addition to acquiring new subscribers, we must continue to retain existing subscribers and convince them to subscribe and pay for paid tiered products. Our ability to retain our subscribers and convert them to paid tier subscribers could be impaired for a variety of reasons, including customer reaction to changes in the pricing of our products or the other risks described in this offering circular. As a result, we may be unable to retain existing subscribers or convert them to paid tier subscribers of our platform, which would have an adverse effect on our business, revenue, gross margins, and other operating results.

Our subscribers have no obligation to renew their subscriptions for our products after the expiration of their subscription period. For us to improve our operating results, it is important that our subscribers continue to maintain their subscriptions on the same or more favorable terms. We cannot accurately predict renewal or expansion rates given the diversity of our customer base. Our renewal and expansion rates may decline or fluctuate as a result of several factors, including world, national and local economic factors, customer satisfaction with our products, pricing changes, competitive conditions and factors. If our paid subscribers do not renew their subscriptions, or if they elect to renew at lower tiers at lower tier pricing, our revenue and other operating results will decline and our business will suffer.

FAILURE TO SCALE BUSINESS AND MATCH GROWTH

We may not be able to scale our business quickly enough to match the growth of our subscriber base, and if we are not able to scale our business efficiently, our operating results could be harmed.

As usage of our platform grows and in anticipation of partnering with financial services institutions, we will need to devote additional resources to improving and maintaining our infrastructure and computer network and integrating with third-party applications to maintain the performance of our platform. In addition, we will need to appropriately scale our internal business systems to serve our growing customer base. Any failure of or delay in these efforts could result in service interruptions, impaired system performance, and reduced customer satisfaction, resulting in decreased sales to new subscribers, lower subscription renewal rates by existing subscribers and impairing our ability to partner with large institutions, each of which could hurt our revenue growth. If sustained or repeated, these performance issues could reduce the attractiveness of our products to subscribers and could result in lost customer opportunities and lower renewal rates, any of which could hurt our revenue growth, customer loyalty, and our reputation. Even if we are successful in these efforts to scale our business, they will be expensive and complex, and require the dedication of significant management time and attention. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect our business, operating results and financial condition.

FAILURE TO EXPAND SALES AND MARKETING

Failure to Expand Sales and Marketing Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our ability to increase subscribers and enter into strategic relationships with financial services institutions will depend to a significant extent on our ability to expand our sales and marketing efforts and to deploy our sales and marketing resources efficiently. We plan to continue expanding our direct-to-retail investors efforts and to begin focusing on identifying and entering into agreements with strategic partners. We currently dedicate significant resources to sales and marketing programs, including digital advertising through services such as Google AdWords and expect to incur increasing costs for such programs in the future. Our business and operating results will be harmed if our sales and marketing efforts do not generate significant increases in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs and advertising are not effective.

KEY PERSONNEL

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees. To be successful, the Company needs people to run the day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be

able to locate these personnel when needed. The Company may make hiring mistakes. Not attracting the right personnel or making hiring mistakes could adversely affect the business, financial condition, and operating results. Competition for highly skilled personnel is frequently intense.

COMPETITION

There is the threat of competition, as it is possible that other companies may target the same markets and customers that the Company intends to. Competitions may lead to a decrease in expected sales and increase in costs to acquire customers if such competitors are able to achieve similar pricing and performance measures.

HISTORY OF LOSSES

The Company has a history of financial losses and may not attain profitability. If the Company does not achieve or sustain profitability in the future, it may be unable to continue its operations or operate as a going concern. The Company has incurred net losses since its formation. After the Offering, the Company may continue to incur significant operating losses and negative cash flows in the future. The Company may not attain profitability. Even if the Company does attain profitability, it may not be able to sustain it in the future.

LEGAL

The Company may be subject to lawsuits and litigation in the future. Even if the Company is successful in defending any claims made against it, the costs of defending against such claims would drain the Company's resources. This could delay or prevent the Company from achieving profitability and impact its ability to obtain financing to fund its operations in the future or to attract an acquiring Company.

THE COMPANY ENGAGES IN TRANSACTIONS WITH RELATED PARTIES AND SUCH TRANSACTIONS PRESENT POSSIBLE CONFLICTS OF INTEREST THAT COULD HAVE AN ADVERSE EFFECT ON THE BUSINESS OF THE COMPANY

The Company has entered, and may continue to enter, into transactions with related parties for financing, corporate, business development and operational services. Such transactions may not have been entered into on an arm's-length basis, and the Company may have achieved more or less favorable terms because such transactions were entered into with related parties. Such conflicts could cause an individual in the Company's management to seek to advance his or her economic interests or the economic interests of certain related parties above those of the Company. Furthermore, the appearance of conflicts of interest created by related party transactions could impair the confidence of the Company's investors, which could have a material adverse effect on the liquidity, results of operations, and financial condition of the Company.

BUSINESS PROJECTIONS

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for the product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

VALUATION DIFFICULT TO ASSESS

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

LIMITED TRANSFERABILITY OF THE SECURITIES

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

ILLIQUID INVESTMENT

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

FUTURE FINANCING

The Company anticipates needing access to credit in order to support working capital requirements. It is possible the Company will be forced to raise additional capital, modify growth plans or take other actions. Issuing more equity may require bringing on more investors and securing more investors could require pricing our equity below its current price. If so, your investment could lose value as a result of additional dilution. In addition, even if the equity is not priced lower, your ownership percentage could decrease with addition of more investors.

TERMS OF SUBSEQUENT FINANCINGS MAY ADVERSELY IMPACT YOUR INVESTMENT

We will need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

MANAGEMENT DISCRETION AS TO USE OF PROCEEDS

The Company's success will be substantially dependent upon the discretion and judgment of the Company's management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and will have broad discretion in doing so.

PROJECTIONS: FORWARD LOOKING INFORMATION STATEMENTS

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which n1anagement believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

SOME PRODUCTS ARE STILL PROTOTYPES

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

MINORITY HOLDERS: SECURITIES WITH NO VOTING RIGHTS

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

THE OFFERING ALLOWS ROLLING CLOSINGS

Once we meet our target amount for this offering, we may request that the broker dealer instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncomn1on for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C, with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

TRADEMARKS, COPYRIGHTS AND OTHER INTELLECTUAL PROPERTY

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and

copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

COPYRIGHT LITIGATION

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the n1arket. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

SPECULATIVE

The Company's business objectives must be considered highly speculative, and investing is speculative, involves a high degree of risk, and is suitable only for persons who are able to assume the risk of losing their entire investment. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C-AR. Each prospective investor should consult with his/her/its attorneys, accountants, and business advisors prior to making an investment.

NO TAX ADVICE

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

UNDERCAPITALIZATION

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and impacts its forecasted need for capital.

POSSIBLE DILUTION

The majority shareholder and sole director may issue additional shares to himself without an associated capital contribution which would dilute the share ownership of investors and decrease share value.

RISKS RELATED TO MINORITY OWNERSHIP FACTORS

Investors in this offering will not have input on decisions made by the management of the Company; by purchasing securities, you are placing trust in the management of the Company. Investors in an offering may have fewer rights than other investors.

RISKS RELATED TO CERTAIN CORPORATE ACTIONS

Events such as; corporate reorganization, merger, acquisition, additional issuances of securities, and share repurchases, may disproportionately affect minority shareholders. The effects may include the dilution of the value of shares, and the loss of the holder's voting rights, if any were available, and others.

CANCELLATION RESTRICTIONS

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

LIMITED DISCLOSURE

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

POSSIBILITY OF FRAUD

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

In addition to the risks listed above, risks and uncertainties not presently known, or which we consider immaterial as of the date of this Form C, may also have an adverse effect on our business and result in the total loss of your investment.

In addition to the risks listed above, risks and uncertainties not presently known, or which we consider immaterial as of the date of this Form C-AR, may also have an adverse effect on our business and result in the total loss of your investment.

Capital Structure of the Company

Securities of the Company

As of March 7, 2024, the Company has 148,465,034 shares of common stock outstanding. However, the Company is actively engaged in the sale of its shares of common stock, and the number of issued shares of common stock is subject to change.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Shareholders may take action by written consent. However, all investors in the Company's previous offerings have been required to grant the Company's CEO an irrevocable voting proxy, which limits the voting rights of the holders of shares.

Holders of the Company's shares of common stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon liquidation, dissolution or winding up of the Company, the holders of shares of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the Company.

In the case of any distribution or payment in respect of the shares of common stock upon the consolidation or merger of the Company, such distribution or payment shall be made ratably on a per share basis among the holders of the shares of common stock.

Modification of the rights of the shares of common stock may be made by a majority vote of holders of the outstanding shares of common stock; however, the purchasers of these shares are subject to a proxy agreement with the CEO of the Company and may not vote on such measure. Therefore, the CEO has the right to modify the rights of the shares of common stock.

Valuation of Securities

The Company has determined the price of the shares of common stock offered by the Company. The price of the shares of common stock has been arbitrarily determined based upon the illiquidity and volatility of the common stock, the Company's current financial condition, the prospects for the future cash flows and earnings of the Company, and market and economic conditions at the time of the offering. The offering price for the shares of the common stock sold in previous offerings may be more or less than the fair market value of the Company's shares of common stock.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred (i) to the issuer, (ii) to an accredited investor, (iii) as part of an offering registered with the U.S. Securities and Exchange Commission, or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser

or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Outstanding Indebtedness

The Company has no outstanding debt. However, the Company has significant deferred revenue that represents prepayments by its customers for goods and services that have yet to be delivered. Deferred revenue is a liability on the balance sheet of the Company.

Exempt Offerings of the Company

4(A)(2) OFFERING – SEPTEMBER 24, 2021

September 24, 2021, the Company initially issued 3,000 shares of common stock to Jonathan Stone, the CEO of the Company, in reliance of the exemption from registration found within Section 4(a)(2) of the Securities Act of 1933. These shares of common stock were issued in exchange for the CEO's services rendered in the founding of the Company.

FIRST REGULATION CF OFFERING – MARCH 31, 2022

On March 31, 2022, the Company launched a Regulation CF offering by filing a Form C with the United States Securities and Exchange Commission ("SEC"). The Company offered shares of common stock through the offering and successfully raised $949,391, which represented 949,391 shares of common stock. The proceeds raised were used to fund the Company's operations, marketing, research & development, inventory, working capital, employment costs, and fees.

FIRST REGULATION D OFFERING – APRIL 5, 2022

On April 5, 2022, the Company launched a Regulation D offering, relying on the 506(c) exemption. The Company filed a Form D with the SEC on March 14, 2023. The Company offered shares of common stock through the offering and successfully raised $3,547,000, which represented 5,784,000 shares of common stock. The proceeds raised were used to fund the Company's operations, marketing, research & development, inventory, working capital, employment costs, and fees.

SECOND REGULATION CF OFFERING – MAY 27, 2022

On May 27, 2022, the Company launched a Regulation CF offering by filing a Form C with the SEC. The Company offered shares of common stock through the offering and successfully raised $3,695,204, which represented 923,801 shares of common stock. The proceeds raised were used to fund the

Company's operations, marketing, research & development, inventory, working capital, employment costs, and fees.

THIRD REGULATION CF OFFERING – JULY 21, 2023

On July 21, 2023, the Company launched a Regulation CF offering by filing a Form C with the SEC. The Company offered shares of common stock through the offering and successfully raised $ 3,793,930.02, which represented 1,335,587.8 shares of common stock. The proceeds raised were used to fund the Company's professional services, operations, marketing, research & development, inventory, working capital.

SECOND REGULATION D OFFERING – OCTOBER 4, 2023

On October 4, 2023, the Company launched a Regulation D offering, relying on the 506(b) exemption. The Company filed a Form D with the SEC on December 1, 2023. The Company offered shares of common stock through the offering and successfully raised $60,096,012. The proceeds raised were used for programming and development costs related to the Company's software products and services.

UPCOMING AND ONGOING OFFERINGS

On April 1, 2024, the Company filed a Form 1-A with the SEC, intending to conduct a Regulation A offering. The Company intends to raise up to $37,499,999.12 through sales of its shares of common stock through this offering.

On July 10, 2024, the Company filed a Form D with the SEC, to launch a new Regulation D offering in reliance of the exemption in section 506(b). The Company intends to raise up to $50,000,000.00 through sales of its shares of common stock through this offering and has raised $4,903,988 to date. The proceeds raised will be used to fund the development activities of the Company.

Related-Party Transactions

A related party is defined as: any director or officer of the Company; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

SPECIFIED PERSON	RELATIONSHIP TO ISSUER	NATURE OF INTEREST IN TRANSACTION	AMOUNT OF INTEREST
Jonathan Stone	CEO	Sole owner of JS Trading Enterprises	$5,118,587 *

		Inc., an affiliate of the Company	
Jonathan Stone	CEO	Sole owner of Sat Stack Inc., an affiliate of the Company	$237,645.84

* This figure represents the amount paid by the Company to affiliate JS Trading Enterprises Inc. for services rendered to the Company for the fiscal year ending December 31, 2023.

The Company and affiliate JS Trading Enterprises Inc. of the Company have entered into an arrangement whereby the Company pays the affiliate fees for support, marketing and human resources services, as well as rights to intellectual property.

Furthermore, the Company and affiliate Sat Stack Inc. have entered into an arrangement whereby the Company pays the affiliate fees for data access and consulting services.

Indirectly, through these affiliate companies, the CEO of the Company, Jonathan Stone, receives compensation from the Company. The Company recorded a net $803 in Due to Related Parties for the fiscal year ending December 31, 2023, payable to the CEO of the Company, as reimbursement for certain of the Company's expenses paid in advance by the CEO of the Company.

Financial Condition

This section contains certain forward-looking financial statements and/or projections. Actual results could differ materially from those projected in such forward-looking statements and projections as a result of various factors, including the risks typically associated with this type of enterprise and changes in the market. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements and projections that may be made to reflect events or circumstances that occur after the date of this offering statement or to reflect the occurrence of any unanticipated events.

Operating History

The Company, which was incorporated in Delaware on September 24, 2021, has limited operational history.

Current Condition and Historical Results

LIQUIDITY AND CAPITAL RESOURCES

The proceeds raised by the Company through sales of its securities are essential to its continued operations. The Company expects to use its cash and cash equivalents to pay expenses related to the growth of the Company. The Company has not relied on debt financing and instead uses capital contributions of its investors to cover the Company's costs. The Company expects to continue to grow its revenues in the upcoming fiscal year. The Company intends to raise additional capital through sales of its securities in the future.

RESULTS OF OPERATIONS

In 2023, the Company saw its total assets increase to $9,602,880 from $3,974,565 in 2022, an increase of $5,628,315, or approximately 142%; the Company attributes increase of total assets to capital contributions from its investors and its deferred tax asset.

In 2023, the Company saw its cash and cash equivalents increase to $4,440,468 from $2,566,782 in 2022, an increase of approximately 73%; the Company attributes the increase in cash and cash equivalents to an increase of capital raised through sales of its securities.

In 2023, the Company saw its revenues/sales increase to $11,031,657 from $9,499,858 in 2022, an increase of $1,531,799, or approximately 16%. This increase in revenue/sales can be attributed to the strategic launch of a new free AI product, TradeGPT. This approach mirrors the successful business models of companies like Facebook and Meta, which offer their primary platforms for free to maximize user engagement. By introducing TradeGPT as a free service, the Company significantly expanded its user base. This expansion not only amplified the number of potential customer interactions, but also enhanced the effectiveness of the go-to-market team's efforts in upselling additional products and services. Essentially, by offering a valuable product at no cost, the Company was able to attract a larger audience, thereby creating more opportunities to monetize through upgraded offerings and related services.

In 2023, the Company recorded a net loss of $9,698,783 compared to $13,541,026 in 2022, a change of $3,842,243, or approximately 28%. The reduction in net loss can primarily be attributed to improved capital formation. This enhancement in capital formation has led to a healthier balance sheet, which in turn has positively impacted the Company's unit economics. By strengthening the financial structure through increased capital, the Company has been able to operate more efficiently, reduce costs, and better allocate resources. These improvements in financial management and operational efficiency have directly contributed to the decrease in net loss, reflecting a more robust and sustainable economic model for the Company.

Financial Statements

	MOST RECENT FISCAL YEAR-END (2023)	PRIOR FISCAL YEAR-END (2022)
Total Assets:	$9,602,880	$3,974,565
Cash & Cash Equivalents:	$4,440,468	$2,566,782
Accounts Receivable:	—	—
Short-term Debt:	$2,479,434	$9,781,262
Long-term Debt:	—	—
Revenues/Sales:	$11,031,657	$9,499,858
Cost of Goods Sold:	$24,360,069	$22,769,462
Taxes Paid:	—	—
Net Income/(Net Loss):	$(9,698,783)	$(13,541,026)

See Appendix 1 – Financial Statements for the Company's audited financial statements covering the fiscal years ending December 31, 2023 and December 31, 2022.

Forward-Looking Statements

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results.

They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information

Ongoing Reporting Requirement

The Issuer and/or any of its predecessors have not previously failed to comply with the ongoing reporting requirements of § 227.202.

Additional Material Information

The Company initiated a 4:1 forward stock split in April 2023.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

TA FINTECH, INC.

By

s/Jonathan Stone

JONATHAN STONE

DIRECTOR, CHIEF EXECUTIVE OFFICER, PRESIDENT, TREASURER, SECRETARY, AND FOUNDER

OCTOBER 9, 2024

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

s/Jonathan Stone

JONATHAN STONE

DIRECTOR, CHIEF EXECUTIVE OFFICER, PRESIDENT, TREASURER, SECRETARY, AND FOUNDER

OCTOBER 9, 2024

Appendix 1 – Financial Statements

TA Fintech, Inc.

Independent Auditor's Report Together with Financial Statements

As of December 31, 2023 and 2022

TA Fintech, Inc.
Table of Contents

Page

Abdi Sheikh-Ali, CPA, PLLC

450 Century Parkway, Suite 250
Allen, Texas 75013
www.abdisheikh.com

Tel. (972) 217-4646
Fax. (972) 217-4645
cpa@abdisheikh.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
TA Fintech, Inc:

Opinion

We have audited the financial statements of TA Fintech, Inc., which comprise the balance sheet as of December 31, 2023 and the related statements of income, cash flows, and changes in shareholders' equity, for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of TA Fintech, Inc. as of December 31, 2023 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

We previously audited the financial statements of TA Fintech, Inc. as of December 31, 2022 and for the year then ended, and we expressed an unmodified opinion on those financial statements in our report dated February 14, 2024. In our opinion, the comparative information presented herein as of December 31, 2022 and for the year then ended, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Basis of Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are required to be independent of TA Fintech, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in Note 4 to the financial statements, certain conditions indicate that TA Fintech, Inc. may be unable to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about TA Fintech, Inc. 's ability to continue as a going concern for a period of one year from the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

➢ Exercise professional judgment and maintain professional skepticism throughout the audit.

➢ Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

➢ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TA Fintech, Inc. 's internal control. Accordingly, no such opinion is expressed.

➢ Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

➢ Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about TA Fintech, Inc. 's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Abdi Sheikh-Ali, CPA, PLLC

Allen, Texas
June 25, 2024

TA Fintech, Inc.
Balance Sheet
As of December 31, 2023 and 2022

		2023		2022
ASSETS				
Cash and cash equivalents	$	4,440,468	$	2,566,782
Refundable deposits		200,000		75,000
Deferred tax asset		4,097,494		-
Intangible assets - net of amortization		864,918		1,332,783
Total assets	$	9,602,880	$	3,974,565
LIABILITIES				
Accounts payable	$	36,913	$	14,683
Credit cards payable		145,986		54,732
Due to related parties		803		803
Deferred revenue		2,295,732		9,711,044
Total liabilities	$	2,479,434	$	9,781,262
SHAREHOLDERS' EQUITY				
As of December 31, 2023, common stock, par value $0.001, 800,000,000 authorized, 138,238,447 shares issued and outstanding. As of December 31, 2022, common stock, par value $0.001, 100,000,000 authorized, 30,305,575 shares issued and outstanding	$	138,238	$	30,306
Additional paid-in-capital		30,237,344		7,716,350
Retained earnings (deficit)		(23,252,136)		(13,553,353)
Total shareholders' equity	$	7,123,446	$	(5,806,697)
Total liabilities and shareholders' equity	$	9,602,880	$	3,974,565

TA Fintech, Inc.
Statement of Income
For the years ended December 31, 2023 and 2022

		2023		2022
REVENUE				
Subscription revenue	$	11,031,657	$	9,499,858
Total revenue	**$**	**11,031,657**	**$**	**9,499,858**
Advertising and marketing	$	2,836,105	$	8,433,091
Automobile expenses		1,367		502
Bank service charges		48,268		183,680
Computer and internet expenses		20,872		1,567
Contract labor		8,473,882		7,459,978
Dues and subscriptions		2,638,539		2,274,160
Equipment rental		6,197		1,759
General and administrative expenses		113,320		9,813
Insurance expense		12,890		-
Legal and professional fees		546,341		76,833
License, permits, and local taxes		-		450
Meals and entertainment		161,165		147,342
Miscellaneous expenses		-		957
Office expense		115,470		62,375
Office supplies		89,074		119,047
Organizational costs		-		44,803
Postage and delivery		1,603		64
Printing and reproduction		-		74
Rent expense		2,312		154,897
Sales commissions		2,080		92,572
Software development costs		8,731,670		3,600,274
Supplies		20,509		7,192
Telephone and communication		121,794		64,875
Training and staff development		-		5,954
Travel expenses		416,611		23,202
Utilities		-		4,001
Total operating expenses	**$**	**24,360,069**	**$**	**22,769,462**
Operating income (loss)	**$**	**(13,328,412)**	**$**	**(13,269,604)**
OTHER INCOME				
Prior period adjustment	$	-	$	39,999
Total other income	**$**	**-**	**$**	**39,999**
Earnings before interest, taxes, depreciation, and amortization (EBITDA)	$	(13,328,412)	$	(13,229,605)
OTHER (EXPENSE)				
Amortization expense	$	(467,865)	$	(311,017)
Interest expense		-		(404)
Total other (expense)	**$**	**(467,865)**	**$**	**(311,421)**
Deferred tax benefit	$	4,097,494	$	-
Net income (loss)	**$**	**(9,698,783)**	**$**	**(13,541,026)**
Basic earnings per share	$	(0.07)	$	(0.45)
Diluted earnings per share	$	(0.09)	$	(0.48)

See accompanying footnotes and accountant's report

4

TA Fintech, Inc.
Statement of Cash Flows
For the years ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities		
Net income (loss)	$ (9,698,783)	$ (13,541,026)
Adjustments to reconcile Change in net assets		
to net cash provided by operating activities:		
Amortization expense	467,865	311,017
Decrease (increase) in due from related parties	-	179,070
Decrease (increase) in prepaid expenses	-	87,328
Decrease (increase) in refundable deposits	(125,000)	(75,000)
Decrease (increase) in deferred tax assets	(4,097,494)	-
Increase (decrease) in due to credit cards payable	91,254	54,732
Increase (decrease) in due to accounts payable	22,230	14,683
Increase (decrease) in deferred revenue	(7,415,312)	9,420,612
Increase (decrease) in due to related parties	-	803
Net cash provided (used) by Operating activities	$ (20,755,240)	$ (3,547,781)
Cash flows from investing activities		
Decrease (increase) in intangible assets	$ -	$ (1,643,799)
Net cash provided (used) by investing activities	$ -	$ (1,643,799)
Cash flows from financing activities		
Capital contributions	$ 22,628,926	$ 7,746,656
Net cash provided (used) by Financing activities	$ 22,628,926	$ 7,746,656
Net increase (decrease) in cash	$ 1,873,686	$ 2,555,076
Cash at beginning of period	$ 2,566,782	$ 11,706
Cash at end of period	$ 4,440,468	$ 2,566,782
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$ -	$ 404

See accompanying footnotes and accountant's report

TA Fintech Inc.

TA Fintech, Inc.
Statement of Changes in Shareholders' Equity
For the years ended December 31, 2023 and 2022

For the year ended December 31, 2023

Description		Common Stock		Additional Paid-in Capital		Retained Earnings (Deficit)		Total Shareholders' Equity
Shareholders' Equity at December 31, 2022		$30,306	$	7,716,350	$	(13,553,353)	$	(5,806,697)
Stock Split Adjustment		90,918						90,918
Issuance of new shares		17,014		22,520,994				22,538,008
Net income (loss) for the year ended December 31, 2023						(9,698,783)		(9,698,783)
Shareholders' Equity at December 31, 2023	$	138,238	$	30,237,344	$	(23,252,136)	$	7,123,446

For the year ended December 31, 2022

Description		Common Stock		Additional Paid-in Capital		Retained Earnings (Deficit)		Total Shareholders' Equity
Shareholders' Equity at December 31, 2021		$0	$	–	$	(12,327)	$	(12,327)
Issuance of new shares	$	30,306	$	7,716,350			$	7,746,656
Net income (loss) for the year ended December 31, 2022					$	(13,541,026)	$	(13,541,026)
Shareholders' Equity at December 31, 2022	$	30,306	$	7,716,350	$	(13,553,353)	$	(5,806,697)

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

1.   **Nature of Operations**

TA Fintech, Inc. (the "Company") was incorporated in the State of Delaware on September 24, 2021. The Company was founded to provide a subscription-based analytics platform that facilitates its subscribers to harness the power of big data technology to level the field of investing in the stock market.

2.   **Significant Accounting Policies**

a.   **Basis of Presentation**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC"). The Company has adopted a calendar year-end. The Statement of Changes in Shareholders' Equity reflects the number of shares in its par value of $0.001. The Company had a stock split in 2023 and the effects of the stock split has been retroactively reflected in the related periods presented in the Statement of Changes in Shareholders' Equity.

b.   **Cash & Cash Equivalents**

Cash & cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

c.   **Startup Costs**

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offering, are capitalized and amortized over a 12-month period. For the years ended December 31, 2023 and 2022, the Company incurred $0 and $44,803 in organization costs, respectively and no deferred offering costs.

d.   **Concentration of Credit Risk**

The Company maintains cash with a U.S. based financial institution. The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at this institution up to $250,000 per depositor. At times, the balance at the financial institution exceeds the insured limit.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

e.   Property, Plant, & Equipment

The Company follows the practice of capitalizing all expenditures for property, furniture, fixtures, equipment, and leasehold improvements in excess of $5,000. The Company did not have any property, plant, and equipment as of December 31, 2023 and 2022. Depreciation of all such items is computed on a straight-line basis over the estimated useful lives of the assets which generally are as follows:

Buildings	39 years
Building improvements	15- 39 years
Furniture and equipment	5 – 7 years
Software	5 years
Vehicles	5 years
Leasehold improvements	life of lease or useful life (whichever is shorter)

f.   Refundable Deposits

Refundable deposits consist of a deposit maintained by the Company's merchant account processing company. As of December 31, 2023 and 2022, the refundable deposits were $200,000 and $75,000, respectively.

g.   Income Taxes

The Company is a corporation which is treated as a C-corporation for tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2023 and 2022, the Company had net losses and as such made no provision for income taxes in the accompanying financial statements and plans to carry forward any net operating losses to future periods. The Company is subject to franchise and income taxes in the State of Delaware. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Management has not identified the existence of any uncertain tax positions.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

g.   **Income Taxes** (continued)

Deferred Tax Assets:

For the year ended December 31, 2022, the Company did not recognize a deferred tax asset as 2022 was the first full year of the Company's operations. Management determined that there was insufficient evidence to conclude that it was more likely than not that a deferred tax asset would be realized. As of December 31, 2023, the Company recognized a net deferred tax asset of $4,097,494. This deferred tax asset primarily arises from the carryforward of net operating losses amounting to $13,796,277. The deferred tax asset has been calculated using the combined federal tax rate of 21% and the State of Delaware's tax rate of 8.7%. The components of the deferred tax assets and liabilities are as follows:

Components		2023		2022
Deferred Tax Assets:				
Net Operating Loss Carryforward	$	13,796,277	$	13,541,026
Federal and State income tax rates		29.7%		29.7%
Total Deferred Tax Assets	$	4,097,494	$	4,021,685
Less valuation allowance		-		(4,021,685)
Net Deferred Tax Assets	$	4,097,494	$	-

The net operating loss carryforwards for the federal tax return can be carried forward indefinitely. However, for Delaware state taxes, the NOL carryforwards will begin to expire 20 years from the year they were generated, which means they will start to expire in 2043, if not utilized. The Company has assessed the realizability of the deferred tax assets and determined that no valuation allowance is necessary as of December 31, 2023. For the year ended December 31, 2023, management has determined that it is more likely than not that the Company will generate sufficient taxable income in future periods to realize the deferred tax assets. For the year ended December 31, 2023, the Company recorded an income tax benefit of $4,097,494 primarily due to the recognition of the deferred tax asset related to the net operating loss carryforward.

Valuation Allowance

Management assesses the realizability of deferred tax assets based on all available evidence, including historical operating results, expectations of future taxable income, and the expiration dates of carryforwards. As of December 31, 2023, no valuation allowance has been recorded against the deferred tax assets, as management believes it is more likely than not that these assets will be realized. Management has made its decision to not record a valuation allowance due to significant positive indicators that support its position that it more likely than not that the deferred tax assets will be realized in the future.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

g.   Income Taxes (continued)

Those positive indicators are as follows:

Revenue Growth Strategy: The Company's strategic plan includes targeted revenue growth initiatives that leverage product innovation, expanding customer bases, and capturing new market opportunities. These initiatives are projected to result in significant revenue increases, positioning the Company to generate taxable income within the carryforward period.

Proactive Market Monitoring and Adaptation: The Company continuously monitors market trends and adjusts its strategies to align with evolving conditions. This forward-looking approach enables the Company to anticipate and capitalize on market shifts, reducing the risk of sustained losses and improving the probability of future taxable income.

Technological Investment: The Company has made substantial investments in advanced technology to streamline operations, enhance efficiency, and scale the business. These investments are expected to drive productivity gains and improve profitability, further supporting the realizability of deferred tax assets.

Regulatory Compliance and Ethical Conduct: The Company maintains strict adherence to regulatory standards and ensures ethical business practices. By remaining compliant, the Company reduces the likelihood of disruptions or penalties that could negatively affect its financial performance.

Comprehensive Risk Management: The Company has implemented a strong risk management framework to mitigate potential risks related to its strategic initiatives. This framework helps ensure that identified risks are appropriately managed, which increases the likelihood of the Company meeting its profitability and revenue goals.

Effective Tax Rate Reconciliation
A reconciliation of the statutory federal and state income tax rates to the Company's effective tax rate is as follows:

Description	Rate
Statutory federal income tax rate	21.0%
State taxes, net of federal benefit	8.7%

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

g.   **Income Taxes** (continued)

Management will continue to monitor the realizability of the deferred tax assets and adjust the valuation allowance, if necessary, in future periods based on changes in the Company's expectations of future taxable income.

h.   **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles at times requires the use of management's estimates. Actual results could vary from these estimates.

i.   **Intangible Assets**

Intangible assets consist of intangible assets purchased from a related party in late 2021. The purchased intangible assets consist of brand name, domain name, and intellectual property. Although the Company initially recorded the purchase for $1, it subsequently revised the value of the transaction to $40,000 to better reflect the fair market value of the acquired assets. In accordance with GAAP, the Company amortizes the cost of intangible assets in a straight-line method over 15 years. As such, the Company has recorded $2,667 in amortization expense for each year leaving the intangible assets at December 31, 2023 and 2022 at $34,667 and $37,334 respectively, net of accumulated amortization.

j.   **Software Development Costs**

In accordance with ASC 985-20 and ASC 730-10, the Company distinguishes between costs incurred during the research and development phase and those incurred during the development of externally marketed software.

1. **Research and Development Costs**: In accordance with ASC 730-10, costs incurred during the preliminary project stage and other research and development activities are expensed as incurred.

2. **Capitalized Software Development Costs**: Once technological feasibility of a software product intended for sale, lease, or other marketing has been established, the Company capitalizes the related software development costs in accordance with ASC 985-20. Technological feasibility of a computer software product is established when the Company has completed all planning, designing, coding, and testing activities necessary to demonstrate that the product can be produced to meet its design specifications, including functions, features, and technical performance requirements.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

j.   **Software Development Costs** (continued)

   3.   **Amortization Method**: The annual amortization of capitalized software development costs is
        determined based on the greater of (a) the ratio of current gross revenues for the product to the
        total of current and anticipated future gross revenues for that product, or (b) the straight-line
        method over the remaining estimated economic life of the product, including the current
        reporting period.

   4.   **Impairment Considerations**: Capitalized software costs are evaluated for impairment whenever
        events or changes in circumstances indicate that the carrying amount may not be recoverable. If
        the carrying amount exceeds the expected future undiscounted cash flows, an impairment loss is
        recognized.

Accordingly, for the years ended December 31, 2023 and 2022, the Company capitalized $1,603,800 of
software development costs that were sold to its customers. The Company determined that the straight-
line method to be the greater amortization expense and consequently recorded $465,198 and $308,351 in
amortization expense for the years ended December 31, 2023 and 2022, respectively, in connection with
its capitalized software development costs.

k.   **Advertising Costs**

 The Company expenses advertising costs as they are incurred. The Company incurred $2,836,105 and
$8,433,091 in advertising expenses for the years ended December 31, 2023 and 2022, respectively.

l.   **Related Party Transactions**

The Company occasionally incurs expenses that are paid in advance by the principal owner of the
Company. Consequently, as of December 31, 2023 and 2022, the Company recorded a net $803 in Due
to Related Parties liability for both years in the accompanying balance sheet. Additionally, for the years
ended December 31, 2023 and 2022, the Company remitted $5,118,587 and $7,333,612, respectively, in
contract labor to JS Enterprises Inc., a company wholly owned by the CEO/President and majority
shareholder of the Company.

m.   **Shareholders' Capital Structure**

The Company is pursuing offerings pursuant to Regulation Crowdfunding ("Reg CF"), Regulation A
("Reg A"), and Regulation D (Reg. D 506b) under the Securities Act and is selling the shares directly to
investors and not through registered broker-dealers who are paid commission. The maximum amounts
that can be raised through Reg CF and Reg A (Tier 2) offerings are $5,000,000 in a 12-month period and
$75,000,000 in a 12-month period, respectively. There is no limit on the amount of capital that can be
raised under Reg. D 506(b), but has a limit of 35 non-accredited, but sophisticated investors.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

m.   Shareholders' Capital Structure (continued)

The investors who contribute capital to the Company shall, upon acceptance of their subscriptions, become common stock shareholders in the Company. The par value of the common stock is $0.001 and as of December 31, 2022, 30,305,575 shares of common stock were issued and outstanding. On March 24, 2023, a resolution from the Company's board of directors authorized changes to the number of authorized shares and approved a Forward Stock Split. The authorized shares of the Company were modified to 800,000,000 shares of common stock with a par value of $0.001 per share. All holders of shares of common stock shall be identical with each other in every respect. Upon the effective filing of this Certificate of Amendment to the Certificate of Incorporation, each one (1) share of the Corporation's common stock that is issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time (which shall include each fractional interest in Common Stock in excess of one (1) share held by any stockholder), is and shall be subdivided and reclassified into four (4) fully paid, nonassessable shares of common stock (or, with respect to such fractional interests, such lesser number of shares as may be applicable based upon such four-for-one (4-for-1) ratio) (the "Forward Stock Split"). Each certificate that immediately prior to the Effective Time represented shares of common stock ("Old Certificates") shall thereafter represent that number of shares of Common Stock into which the shares of common stock represented by the Old Certificate shall have been subdivided and reclassified. The authorized number of shares, and par value per share of common stock shall not be affected by the Forward Stock Split. For the year ended December 31, 2023, the Company executed a four-for-one forward stock split and as of December 31, 2023 the Company had 138,238,447 common stock shares issued and outstanding. As of December 31, 2023 and 2022, the Company was legally authorized to issue 800,000,000 and 100,000,000 shares of common stock, respectively. To provide continuity and prevent distortions in the financial presentation from one period to another due to the changes in the share structure caused by the forward stock split, the stock split adjustment is reflected in the accompanying Statement of Changes in Shareholders' Equity. The stock split adjustment shows the increase in the common stock share value in 2022 from $30,306 to $121,224 due to the $90,918 stock split adjustment.

n.   Applicable Revenue Standard

On May 28, 2014, the FASB issued a new revenue standard, *ASC 606, Revenue from Contracts with Customers* which replaced various GAAP revenue recognition requirements and provided a single revenue recognition model or framework for recognizing revenue from contracts with customers. Since the new revenue standard is effective for this period, the Company has adopted the revenue standard and as such has taken into account the recognition of revenue when or how a performance obligation is met.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

n.   Applicable Revenue Standard (continued)

Below is a list of the Company's revenue stream(s) accounted for under the new revenue standard:

Software Subscription Fees: The Company earns revenue from its subscription-based analytics platform software. The subscription revenue fees vary depending on the term of the subscription. When the fees are initially received, they are recognized as deferred revenue (a liability) and subsequently and periodically the liability is reversed and recognized as the revenue is earned.

o.   Deferred Revenue

The Company records deferred revenue for the unearned revenue proceeds received for the subscriptions. As of December 31, 2023 and 2022, deferred revenue amounted to $2,295,732 and $9,711,044, respectively.

p.   Research and Development Costs

In accordance with GAAP, the Company expenses research and development (R&D) software costs in the pre-coding stage and the implementation stage (e.g., software is live and being utilized). Software costs incurred are capitalized in the application development stage (coding stage) and treated as intangible assets (see *Note 2i*). Conversely, R&D costs incurred in the implementation stage are expensed and are recorded under Software Development Costs in the accompanying Statement of Operations.

q.   Prior Period Adjustment

As noted in Note 2i, the Company initially recorded the purchase of intangible assets consisting of a brand name, domain name, and intellectual property for only $1, but it subsequently revised the value of the transaction to $40,000 to better reflect the fair market value of the acquired assets. The $39,999 prior period adjustment income recognized in the year ended December 31, 2022 reflects this change in accounting estimate.

r.   Pending Litigation and Contingent Liabilities

The Company is currently involved in litigation related to various matters arising in the normal course of business. As of the reporting dates, the Company has been advised by legal counsel that it is possible but not probable that the Company will incur liabilities as a result of these proceedings. The Company has assessed that as of December 31, 2023 and 2022, the estimated contingent liabilities associated with pending litigation amounts to approximately $25,000 and $0, respectively. These amounts have not been recognized in the financial statements due to the uncertainty of the outcome and the inability to reliably estimate the timing of any potential outflows. The Company will continue to monitor the status of these proceedings and will adjust its estimates and disclosures accordingly as new information becomes available.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

s.   **Accounting Policy on Earnings per Share**

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the net profit or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the net profit or loss attributable to ordinary shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, which comprise also of share option and warrants.

1.   **Basic EPS Calculation**

      o   The net profit attributable to ordinary shareholders is divided by the weighted average number of shares outstanding during the reporting period.

      o   Net profit for EPS purposes is the profit after deducting all expenses and income taxes but before considering dividends paid on preference shares or any other equity instruments.

2.   **Diluted EPS Calculation**

      o   The diluted EPS calculation adjusts the net profit attributable to ordinary shareholders and the weighted average number of shares to reflect the potential dilution caused by the conversion of share options, convertible bonds, or other potential ordinary shares.

      o   Dilution occurs when the inclusion of these potential shares would reduce EPS, which happens when the instruments could be exercised at a profit.

Key Assumptions:

• The Company considers only those potential ordinary shares that are dilutive and that are outstanding during the reporting period.

• Share options and warrants are considered when determining diluted EPS.

t.   **Subsequent Events**

The Company's management has evaluated subsequent events and transactions for potential recognition or disclosure through June 25, 2024, the date that the 2023 financial statements were available to be issued. Subsequent to the year-end, the Company raised 25,782,983 shares at $26,958,643 through a private Reg. D 506(b) offering for common stock. As such, the Company has 164,020,430 common stock issue and outstanding. In 2024, the Company is also seeking a Reg. CF offering for common stock with the assistance of broker dealer Dalmore. The total investments sought in this Reg. CF offering is $4,972,049. The Company has committed to compensate Dalmore $203,227 for its assistance with the Reg. CF offering.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

3.   **Risk and Uncertainties**

The management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation and\or residual income from its business. Certain events particular to the industry in which the Company invests, as well as general economic and political conditions or a new pandemic may have a significant negative impact on the Company's operations and profitability. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company's control, and the likelihood that they may occur cannot be predicted.

4.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company commenced operations less than three years ago and, as such, has incurred and will incur significant additional costs before achieving significant revenue. These matters raise substantial doubt about the Company's ability to continue as a going concern. For the year ended December 31, 2023, the Company continues to face financial challenges similar to those in 2022. During the next 12 months, the Company intends to fund its operations with proceeds from its proposed private Regulation A and Regulation campaigns, along with additional debt and/or other equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. For the comparative period ended December 31, 2022, the Company also faced substantial doubt regarding its ability to continue as a going concern. Similar plans to fund operations were in place, relying on external funding sources. The financial condition as of December 31, 2023, reflects the continued challenges and reliance on future funding. The accompanying financial statements do not take into account any adjustments that might result from these uncertainties.